# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0001794882
Persons authorized to receive notices and communications: Bing Zhang, 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016, 86-138-1035-5988

## Reporting persons
- Bing Zhang (CIK 0001794882): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF); sole voting power 507; shared voting power 12,636; sole dispositive power 507; shared dispositive power 12,636; aggregate amount beneficially owned 13,143 (0.8% of the class)
  Comment: All of the share numbers presented in this Amendment have been adjusted to reflect the following share consolidations effected by the Issuer: a one-for-ten share consolidation completed on November 24, 2023, a one-for-fifty share consolidation completed on December 22, 2025, and a one-for-three share consolidation completed on April 6, 2026.
  
  The calculation of the percent of class in Row 13 is based on 1,562,119 Class A ordinary shares, par value $0.15, outstanding of the Issuer as of April 10, 2026, based on information provided to the Reporting Person by the Issuer. Does not include 500,000 Class B ordinary shares ("Class B Shares") directly held by Mr. Zhang. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.
- Happy Starlight Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,636; sole dispositive power 0; shared dispositive power 12,636; aggregate amount beneficially owned 12,636 (0.8% of the class)
  Comment: All of the share numbers presented in this Amendment have been adjusted to reflect the following share consolidations effected by the Issuer: a one-for-fifty share consolidation completed on December 22, 2025, and a one-for-three share consolidation completed on April 6, 2026.
  
  The calculation of the percent of class in Row 13 is based on 1,562,119 Class A ordinary shares, par value $0.15, outstanding of the Issuer as of April 10, 2026, based on information provided to the Reporting Person by the Issuer. Does not include 500,000 Class B ordinary shares ("Class B Shares") directly held by Mr. Zhang. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on February 24, 2020, the Amendment No.1 to the Schedule 13D filed with the SEC on May 5, 2021, the Amendment No. 2 to the Schedule 13D filed with the SEC on March 14, 2022, the Amendment No. 3 to the Schedule 13D filed with the SEC on April 22, 2022, the Amendment No. 4 to the Schedule 13D filed with the SEC on July 12, 2022, the Amendment No. 5 filed with the SEC on April 11, 2023, and the Amendment No. 6 filed with the SEC on September 10, 2024 (as amended, the "Original Schedule 13D") by Happy Starlight Limited, a British Virgin Islands company ("HSL"), and Mr. Bing Zhang (each, a "Reporting Person" and together with HSL, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. This Amendment is being filed to report a change in the percentage of the beneficial ownership of the Reporting Person as a result of an increase in the number of Class A Shares outstanding of the Issuer.

## Item 2. Identity and Background
Residence or business address:
1(b) and 2(b) of Item 2 of the Original Schedule 13D are amended as follows:

The principal business address of each of the Reporting Person is 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Amendment set forth the aggregate number of shares of Class A Shares and percentages of the shares of Class A Shares beneficially owned by such Reporting Person and are incorporated by reference.

Mr. Zhang is the sole director and sole shareholder of HSL and is deemed to be the beneficial owner of all of the Class A Shares held by HSL. As of the date hereof, Mr. Zhang may be deemed to beneficially own an aggregate of 13,143 Class A Shares. The foregoing does not include 500,000 Class B Shares directly held by Mr. Zhang. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

The calculation of the percentage of Class A Shares outstanding beneficially owned by such Reporting Person is based upon 1,562,119 Class A Shares outstanding as of April 10, 2026 based on information provided to the Reporting Person by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Rows 7 through 10 of each Reporting Person's cover page to this Amendment set forth the number of shares of Class A Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.

Mr. Zhang is the sole director and sole shareholder of HSL and is deemed to be the beneficial owner of all of the Class A Shares held by HSL. In addition, Mr. Zhang directly holds 500,000 Class B Shares, which represents all the outstanding Class B Shares, each of which is entitled to one hundred (100) votes per share. As of the date hereof, Mr. Zhang may be deemed to beneficially own (i) 507 Class A Shares held directly by Mr. Zhang, (ii) 12,636 Class A Shares held by HSL, and (iii) 500,000 Class B Shares.

As a result, Mr. Zhang has sole voting power of 50,000,507 shares (which includes the 50,000,000 votes provided by the Class B Shares voting together as a single class with the Class A Shares) and shared voting power of 50,013,143 shares (which includes the 50,000,000 votes provided by the Class B Shares voting together as a single class with the Class A Shares). Reflects total aggregate voting power of 50,013,143 shares voting as a single class, or 97.0%, as of the date hereof.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 99.1 Joint Filing Agreement

## Signatures
- Bing Zhang: /s/ Bing Zhang, Bing Zhang, an individual (04/16/2026)
- Happy Starlight Limited: /s/ Bing Zhang, Bing Zhang, Sole Director (04/16/2026)